Exhibit 99.3

Ayr Wellness Provides Outlook for 2022

Toronto, Ontario, March 12, 2021 – Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a vertically-integrated cannabis multi-state operator (MSO), on March 11, 2021 in connection with its fourth quarter and year-end 2020 results, provided an outlook for 2022, which included target revenues of US$725 million and Adjusted EBITDA (see “Non-IFRS Measures below) of US$325 million. As 2021 is expected to be a transitional year, no outlook is being provided for 2021.

In developing the guidance set forth above, Ayr made the following assumptions and relied on the following factors and considerations (as well as those referred to under “Forward-Looking Information” below):

•	The targets are subject to the timing of pending M&A transactions:

•	Arizona and Ohio will close by the end of Q1 2021

•	New Jersey will close by the end of Q3 2021

•	The targets are subject to the timing of on-line dates for cultivation and manufacturing capacity as well as retail store openings:

•	Pennsylvania:

•	45,000 sq ft of cultivation and manufacturing capacity will come on-line in Q2 2021, followed by an additional 38,000 in Q3 2021 and an additional cultivation expansion in Q3 2022

•	Four additional retail locations will open in the second half of 2021, bringing total store count to six

•	Arizona: 80,000 sq ft of additional cultivation and manufacturing capacity will come on-line in Q4 2021

•	New Jersey:

•	76,000 sq ft of additional cultivation and manufacturing capacity will come on-line in Q1 2022

•	Adult-use sales will begin in Q1 2022

•	Massachusetts:

•	Three adult-use retail locations in Greater Boston will be approved to open and will open by Q1 2022

•	93,000 sq ft of additional cultivation and manufacturing capacity will come on-line in Q2 2022

•	Florida:

•	42 retail locations in Florida by the end of 2021

•	Steady, gradual improvement in cultivation yields in Florida and retail throughput in 2021 to reach annual retail revenues of roughly $4 million per store by year end 2022

•	Ohio:

•	58,000 sq ft of cultivation and manufacturing capacity will come on-line in Q3 2022

Note: 2022 guidance is based on IFRS accounting standards. Ayr Wellness expects to transition to US GAAP beginning in Q1 2021 and any impact on the 2022 outlook related to the change in accounting standards is planned to be discussed in detail on the Q1 2021 conference call.

The Ayr Wellness fourth quarter and full year 2020 results press release dated March 11, 2021 can be found here. The conference call is available for replay here.

A telephonic replay of the conference call is through March 18, 2021.

Toll-free replay number: (855) 859-2056
International replay number: (404) 537-3406
Replay ID: 2287507

Financial Statements

Certain financial information reported in this news release is extracted from Ayr’s Consolidated Financial Statements for the year ended December 31, 2020. Ayr files its annual financial statements on SEDAR. All such financial information contained in this news release is qualified in its entirety by reference to such financial statements.

Definition and Reconciliation of Non-IFRS Measures

The Company reports certain non-IFRS measures that are used to evaluate the performance of its businesses and the performance of their respective segments, as well as to manage their capital structures. As non-IFRS measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulators require such measures to be clearly defined and reconciled with their most comparable IFRS measure.

The Company references non-IFRS measures and cannabis industry metrics in this document and elsewhere. Non-IFRS measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these are provided as additional information to complement those IFRS measures by providing further understanding of the results of the operations of the Company from management’s perspective. Accordingly, these measures should not be considered in isolation, nor as a substitute for analysis of the Company’s financial information reported under IFRS. Non-IFRS measures used to analyze the performance of the Company’s businesses include “Adjusted EBITDA.”

The Company believes that these non-IFRS financial measures provide meaningful supplemental information regarding the Company’s performances and may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. These financial measures are intended to provide investors with supplemental measures of the Company’s operating performances and thus highlight trends in the Company’s core businesses that may not otherwise be apparent when solely relying on the IFRS measures.

Adjusted EBITDA

“Adjusted EBITDA” represents income (loss) from operations, as reported, before interest and tax, adjusted to exclude non-recurring items, other non-cash items, including stock-based compensation expense, depreciation and amortization, the adjustments for the accounting of the fair value of biological assets, and further adjusted to remove acquisition related costs.

A reconciliation of how Ayr calculates Adjusted EBITDA is provided below. Additional reconciliations of Adjusted EBITDA and other disclosures concerning non-IFRS measures is provided in our MD&A for the year ended December 31, 2020. As well, the Company reminds you that Adjusted EBITDA is a non-IFRS measure.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; acquisitions may not be able to be completed on satisfactory terms or at all or may if completed not be successful; and Ayr may not be able to raise additional debt or equity capital if required. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. In particular, there can be no assurance that we will complete the pending acquisitions in or enter into agreements with respect to other acquisitions.

Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

In making these statements, in addition to those described above and elsewhere herein, the parties have made assumptions with respect to expected cash provided by continuing operations, future capital expenditures, including the amount and nature thereof, trends and developments in the industry, business strategy and outlook, expansion and growth of business and operations, accounting policies, credit risks, anticipated acquisitions, opportunities available to or pursued by the parties, and other matters.

The Company’s outlook is based on a number of factors, including the experience of its management team and advisors in growing cannabis businesses, management’s local market expertise and management’s views on the prospects for the U.S. cannabis market. The Company has also assumed that business and economic conditions will continue substantially in the ordinary course, including, without limitation, with respect to general industry conditions, competition, regulations (including those in respect of the cannabis industry), taxes, continued growing acceptance of cannabis, that there will be no material safety issues or material recalls required, and that there will be no unplanned material changes in the Company’s facilities, equipment or customer or employee relations.

Forward-looking information is also subject to the assumptions and risks as described in our MD&A for December 31, 2020. For more information about the Company’s 2020 operations and outlook, please view Ayr’s corporate presentation posted in the Investors section of the Company’s website at www.ayrwellness.com.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit ayrwellness.com.

Company Contact:

Megan Kulick

Head of Investor Relations

T: (646) 977-7914

Email: IR@ayrwellness.com.

Investor Relations Contact:

Sean Mansouri, CFA or Cody Slach

Gateway Investor Relations

T: (949) 574-3860

Email: IR@ayrwellness.com

Ayr Wellness Inc. (formerly, Ayr Strategies Inc.)

Unaudited Condensed Interim Consolidated Adjusted EBITDA Reconciliation

(Expressed in United States Dollars)

	Three Months ended December 31,		Year ended December 31,
	2020	2019	2020	2019
(Loss) Income from operations	(2,052,353)	(16,898,258)	16,117,080	(37,467,213)

Non-cash items accounting for biological assets and inventory
Incremental costs to acquire cannabis inventory in business combination	-	3,764,678	-	3,764,678
Fair value adjustment on sale of inventory	12,971,862	4,838,814	34,147,938	18,272,212
Unrealized gain on biological asset transformation	(4,115,927)	(1,765,527)	(48,690,657)	(10,108,105)
	8,855,935	6,837,965	(14,542,719)	11,928,785

Interest	258,077	295,630	986,870	295,630
Depreciation and amortization (from statement of cash flows)	5,017,319	4,511,734	18,436,700	10,310,237
Acquisition costs	1,890,428	724,139	2,945,194	5,847,800
Stock-based compensation expense, non-cash	5,207,204	13,296,643	31,156,759	28,879,225
Other non-operating[1]	182,343	472,326	1,089,912	1,105,694
	12,555,371	19,300,472	54,615,435	46,438,586

Adjusted EBITDA (non-IFRS)	19,358,953	9,240,179	56,189,796	20,900,158

1 Other non-operating adjustments made to exclude the impact of non-recurring items